EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
October 31, 2017

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations for the three and nine months ending September 30, 2017 and 2016, our cash flows for the nine months ended September 30, 2017, and our financial position as of September 30, 2017 and December 31, 2016. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2016. Additional information regarding Shopify, including our 2016 annual information form and our annual report on Form 40-F for the year ended December 31, 2016, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal quarter with the preceding fiscal quarter. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the continued expansion of the number of channels for merchants to transact through;

•	the continued growth of our app developer, theme designer and partner ecosystem;

•	our revenue growth objectives and expectations about future profitability;

•	the achievement of advances in, and expansion of, our platform and our solutions;

•	the intended growth of our business and making acquisitions and investments, and our expectation that such acquisitions and investments will help drive our growth;

•	our expectation that our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that the cost of subscription solutions will increase as we continue to invest in growing our business;

•	our expectation that merchant solutions revenue may make up an increasing component of total revenues over time;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations;

•	our expectations regarding potential contingent obligations; and

•	our expectations regarding the impact of accounting standards not yet adopted.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to offer more sales channels that can connect to the platform;

•	our belief in the increasing importance of a multi-channel platform;

•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;

•	our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and expansion of sales and marketing activities;

•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;

•	our ability to expand our merchant base;

•	our ability to retain merchants as they grow their businesses on our platform;

•	our belief that Shopify Payments will drive higher merchant retention rates;

•	our ability to increase sales and revenues from both new and existing merchants;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our ability to develop new solutions to extend the functionality of our platform;

•	assumptions about the growth of our merchants’ revenues;

•	our ability to provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to reach economies of scale;

•	our ability to generate revenue while controlling costs and expenses, and our ability to reach profitability;

•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;

•
our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base, strengthen our ability to increase sales to our merchants and help drive our growth;

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our assumption that the number of merchants using our platform will increase along with the cost of supporting them;

•	our assumptions as to the mix of subscription plans that our merchants select;

•	our plans as to the timing of infrastructure and hosting service expansion projects;

•	our assumptions that the number of merchants utilizing our merchant solutions will increase and that the volumes processed continues to grow;

•	our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping continue to grow through increased adoption and international expansion;

•	our expectation that Shopify Payments will continue to expand internationally

•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining existing merchants and increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our ability to increase the functionality of our platform;

•	our ability to obtain sufficient space for our growing employee base;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our assumptions as to our future expenses and financing requirements;

•	our assumptions as to our critical accounting policies and estimates; and

•	our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2016 and elsewhere in this MD&A, including but not limited to risks relating to:

•	our rapid growth and managing our growth;

•	our history of losses and our potential inability to achieve or maintain profitability;

•	our limited operating history in new and developing markets;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	merchants onboarded and payments processed through Shopify Payments;

•	our reliance on third party suppliers to provide the technology we offer through Shopify Payments and Shopify Shipping, and our reliance on a concentrated number of suppliers;

•	the security of personally identifiable information we store relating to merchants and their customers;

•	serious software errors or defects;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our potential inability to achieve or maintain data transmission capacity;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to maintain a consistently high level of customer service;

•	the limited number of data centers we use;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their customers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of "open source" software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our potential inability to hire, retain and motivate qualified personnel;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	activities of merchants or the content of their shops;

•	seasonal fluctuations;

•	international sales and the use of our platform in various countries;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	our potential inability to compete successfully against current and future competitors;

•	our pricing decisions for our solutions;

•	acquisitions and investments;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	being required to collect federal, state and local business taxes and sales and use taxes in additional jurisdictions or for past sales;

•	our tax loss carryforwards;

•	our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	challenges in expanding into new geographic regions;

•	Shopify Capital and offering merchant cash advances;

•	ownership of our shares;

•	our sensitivity to interest rate fluctuations;

•	our concentration of credit risk, and the ability to mitigate that risk using third parties; and

•	the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

Commerce transacted over mobile devices continues to grow more rapidly than desktop transactions. For several years Shopify has focused on enabling mobile commerce and our merchants are now able to offer their customers the ability to quickly and securely check out by using Shopify Pay, Apple Pay, and other mobile wallets. Using Shopify Mobile, merchants have the ability to set-up, track, and manage their business on the go.

We’ve accumulated over 10 years of data that we are leveraging to create an intelligent platform that assists merchants in enhancing the experience provided to their customers. Large volumes of data are critical to effective data-driven predictions and decision-making, and in 2016 alone there were more than 35 billion interactions by more than 100 million consumers on the Shopify platform.  We apply machine learning to leverage these massive datasets to improve the effectiveness of our operations, enhance the Shopify platform, improve conversion rates for both ourselves and our merchants, and build solutions that guide merchants in solving key problems that they face, such as pricing and discounting, distribution channels, order fraud, and shipping rate and route optimization.

The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and with an app ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. With more than 14,000 active partners referring merchants over the last year, we have built a strong, symbiotic relationship with our partners that continues to grow. The majority of these partners are freelancers and agencies, including web designers, developers, marketers, photographers, and setup experts. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the approximately 2,000 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of larger merchants, we focus on selling to SMBs. As a result, most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the nine months ended September 30, 2017, our platform processed Gross Merchandise Volume ("GMV") of $17.1 billion, representing an increase of 73.8% from the nine months ended September 30, 2016. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”

Our business has experienced rapid growth. During the nine months ended September 30, 2017 our total revenue was $450.5 million, an increase of 74.0% versus the nine months ended September 30, 2016. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the nine months ended September 30, 2017, subscription solutions revenues accounted for 48.0% of our total revenues (51.1% in the nine months ended September 30, 2016). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our Shopify Advanced plan. Shopify Plus caters to merchants with higher-volume sales and offers additional functionality, scalability and support requirements, including a dedicated Merchant Success Manager. Red Bull, Nestle, Rebecca Minkoff, and Kylie Cosmetics are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes, apps and the registration of domain names. Our merchants typically enter into monthly subscription agreements. As described in the "Key Components of Results of Operations," the revenue from these agreements is recognized ratably over the relative period and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $132.2 million in the nine months ended September 30, 2016 to $216.1 million in the nine months ended September 30, 2017, representing an increase of 63.5%. As of September 30, 2017, MRR totaled $26.8 million, representing an increase of 64.9% relative to MRR at September 30, 2016. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the nine months ended September 30, 2017, merchant solutions revenues accounted for 52.0% of total revenues (48.9% in the nine months ended September 30, 2016). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, Shopify Shipping, Shopify Capital, referral fees from partners, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $126.7 million in the nine months ended September 30, 2016, to $234.4 million in the nine months ended September 30, 2017, representing an increase of 84.9%.

Our business model is driven by our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that can connect to the platform, develop new solutions to extend the functionality of our platform, enhance our ecosystem and partner programs, provide a high level of merchant service and support, and hire, retain and motivate qualified personnel.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. If we are unable to achieve our revenue growth objectives, we may not be able to achieve or maintain profitability.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)
Monthly Recurring Revenue	$26,837	$16,278	$26,837	$16,278
Gross Merchandise Volume	$6,430,900	$3,810,361	$17,119,464	$9,848,861

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscriptions solutions revenue. We had $26.8 million of MRR as at September 30, 2017.

Gross Merchandise Volume

GMV is the total dollar value of orders processed directly through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV processed through our platform. For the three and nine months ended September 30, 2017, we processed GMV of $6.4 billion and $17.1 billion, respectively (2016 - $3.8 billion and $9.8 billion, respectively).

Factors Affecting the Comparability of our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, Shopify Shipping and Shopify Capital, our revenues from merchant solutions have increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing these solutions. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. The continued growth of merchant solutions affects our overall gross margin percentage. However, in the current fiscal year this impact was reduced by improved margins on Shopify Payments and the growth of the higher margin solutions, Shopify Shipping and Shopify Capital.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase. Refer to the "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

There have been no significant changes to the key components of results of our operations during the nine months ended September 30, 2017. See Management's Discussion and Analysis dated February 14, 2017 as well as our 40-F for the year ended December 31, 2016 for details on the key components of results of operations.

Quarterly Results of Operations

The following table sets forth our results of operations for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$82,435	$49,839	$216,113	$132,219
Merchant solutions	89,021	49,739	234,377	126,728
	171,456	99,578	450,490	258,947
Cost of revenues(1):
Subscription solutions	15,458	10,555	41,400	27,885
Merchant solutions	55,971	35,271	149,982	89,702
	71,429	45,826	191,382	117,587
Gross profit	100,027	53,752	259,108	141,360
Operating expenses:
Sales and marketing(1)	58,314	32,777	158,520	90,198
Research and development(1)	36,350	19,462	95,658	49,864
General and administrative(1)	18,039	11,002	47,974	29,158
Total operating expenses	112,703	63,241	302,152	169,220
Loss from operations	(12,676)	(9,489)	(43,044)	(27,860)
Other income (expense):
Interest income, net	2,734	404	4,884	838
Foreign exchange gain (loss)	562	(35)	1,152	534
	3,296	369	6,036	1,372
Net loss	$(9,380)	$(9,120)	$(37,008)	$(26,488)
Basic and diluted net loss per share attributable to shareholders	$(0.09)	$(0.11)	$(0.39)	$(0.32)
Weighted average shares used to compute net loss per share attributable to shareholders	98,777,975	84,912,757	94,502,097	82,259,884

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(in thousands)
Cost of revenues	$355	$234	$911	$502
Sales and marketing	2,729	1,390	6,694	3,020
Research and development	9,324	4,358	23,717	9,902
General and administrative	1,981	1,301	6,183	3,099
	$14,389	$7,283	$37,505	$16,523

Revenues

	Three months ended September 30,		2017 vs. 2016	Nine months ended September 30,		2017 vs. 2016
	2017	2016	% Change	2017	2016	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$82,435	$49,839	65.4%	$216,113	$132,219	63.5%
Merchant solutions	89,021	49,739	79.0%	234,377	126,728	84.9%
	$171,456	$99,578	72.2%	$450,490	$258,947	74.0%
Percentage of revenues:
Subscription solutions	48.1%	50.1%		48.0%	51.1%
Merchant solutions	51.9%	49.9%		52.0%	48.9%
Total revenues	100.0%	100.0%		100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $32.6 million, or 65.4%, for the three months ended September 30, 2017 compared to the same period in 2016. The period over period increase was primarily a result of growth in MRR, which was largely driven by the higher number of merchants using our platform.

Subscription solutions revenues increased $83.9 million, or 63.5%, for the nine months ended September 30, 2017 compared to the same period in 2016. The period over period increase was primarily a result of growth in MRR, which was largely driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $39.3 million, or 79.0%, for the three months ended September 30, 2017 compared to the same period in 2016. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended September 30, 2017 compared to the same period in 2016. This increase was a result of an increase in the number of merchants using our platform, expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove GMV of $2.4 billion that was processed using Shopify Payments for the three months ended September 30, 2017. This compares to $1.5 billion in the same period in 2016.

Merchant solutions revenues increased $107.6 million, or 84.9%, for the nine months ended September 30, 2017 compared to the same period in 2016. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the nine months ended September 30, 2017 compared to the same period in 2016. The growth of Shopify Payments revenue was a result of growth in the number of merchants using the platform, expansion into new geographical regions, and an increase in the adoption of Shopify Payments by our merchants, which resulted in GMV of $6.4 billion that was processed using Shopify Payments for the nine months ended September 30, 2017. This compares to $3.8 billion in the same period in 2016.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, Shopify Capital, referral fees from partners and Shopify Shipping increased during the three and nine months ended September 30, 2017 compared to the same period in 2016, as a result of the increase in GMV processed through our platform compared to the same periods in 2016.

Cost of Revenues

	Three months ended September 30,		2017 vs. 2016	Nine months ended September 30,		2017 vs. 2016
	2017	2016	% Change	2017	2016	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$15,458	$10,555	46.5%	$41,400	$27,885	48.5%
Cost of merchant solutions	55,971	35,271	58.7%	$149,982	$89,702	67.2%
Total cost of revenues	$71,429	$45,826	55.9%	$191,382	$117,587	62.8%
Percentage of revenues:
Cost of subscription solutions	9.0%	10.6%		9.2%	10.8%
Cost of merchant solutions	32.6%	35.4%		33.3%	34.6%
	41.7%	46.0%		42.5%	45.4%

Cost of Subscription Solutions
Cost of subscription solutions increased $4.9 million, or 46.5%, for the three months ended September 30, 2017 compared to the same period in 2016. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, payments to third-party theme developers and domain registration providers, amortization related to our data centers, credit card fees for processing merchant billings and third-party infrastructure and hosting costs. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 10.6% in the three months ended September 30, 2016 to 9.0% in the three months ended September 30, 2017. The decrease was a result of savings on credit card fees for processing merchant billings, a decrease in the average cost of hosting our merchants, a decrease in relative support costs, and continued operational efficiencies.
Cost of subscription solutions increased $13.5 million, or 48.5%, for the nine months ended September 30, 2017 compared to the same period in 2016. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, payments to third-party theme developers and domain registration providers, amortization related to our data centers, credit card fees for processing merchant billings and third-party infrastructure and hosting costs. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 10.8% in the nine months ended September 30, 2016 to 9.2% in the nine months ended September 30, 2017. The decrease was a result of savings on credit card fees for processing merchant billings, a decrease in the average cost of hosting our merchants, a decrease in relative support costs, and continued operational efficiencies.

Cost of Merchant Solutions

Cost of merchant solutions increased $20.7 million, or 58.7%, for the three months ended September 30, 2017 compared to the same period in 2016. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in higher payment processing and interchange fees. Although cost of merchant solutions increased in terms of dollars, it decreased as a percentage of revenues from 35.4% in the three months ended September 30, 2016 to 32.6% in the three months ended September 30, 2017. The decrease was a result of growth in Shopify Shipping, Shopify Capital and referral fees from partners which are higher margin merchant solutions products.

Cost of merchant solutions increased $60.3 million, or 67.2%, for the nine months ended September 30, 2017 compared to the same period in 2016. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in higher payment processing and interchange fees. Although cost of merchant solutions increased in terms of dollars, it decreased as a percentage of revenues from 34.6% in the nine months ended September 30, 2016 to 33.3% in the nine months ended September 30, 2017. The decrease was a result of growth in Shopify Shipping, Shopify Capital and referral fees from partners which are higher margin merchant solutions products.

Gross Profit

	Three months ended September 30,		2017 vs. 2016	Nine months ended September 30,		2017 vs. 2016
	2017	2016	% Change	2017	2016	% Change
	(in thousands, except percentages)
Gross profit	$100,027	$53,752	86.1%	$259,108	$141,360	83.3%
Percentage of total revenues	58.3%	54.0%		57.5%	54.6%

Gross profit increased $46.3 million, or 86.1%, for the three months ended September 30, 2017 compared to the same period in 2016. As a percentage of total revenues, gross profit increased from 54.0% in the three months ended September 30, 2016 to 58.3% in the three months ended September 30, 2017, principally due to the growth of the higher-margin merchant solutions products: Shopify Shipping, Shopify Capital, and referral fees from partners, as well as higher margins on Shopify Payments revenues versus the same period in 2016. On the subscription solutions side, savings on credit card fees for processing merchant billings, a decrease in the average cost of hosting our merchants and a decrease in relative support costs also contributed to improved margins.
Gross profit increased $117.7 million, or 83.3%, for the nine months ended September 30, 2017 compared to the same period in 2016. As a percentage of total revenues, gross profit increased from 54.6% in the nine months ended September 30, 2016 to 57.5% in the nine months ended September 30, 2017, principally due to the growth of the higher-margin merchant solutions products: Shopify Shipping, Shopify Capital, and referral fees from partners, as well as higher margins on Shopify Payments revenues versus the same period in 2016. On the subscription solutions side, savings on credit card fees for processing merchant billings, a decrease in the average cost of hosting our merchants and a decrease in relative support costs also contributed to improved margins.

Operating Expenses

Sales and Marketing

	Three months ended September 30,		2017 vs. 2016	Nine months ended September 30,		2017 vs. 2016
	2017	2016	% Change	2017	2016	% Change
	(in thousands, except percentages)
Sales and marketing	$58,314	$32,777	77.9%	$158,520	$90,198	75.7%
Percentage of total revenues	34.0%	32.9%		35.2%	34.8%

Sales and marketing expenses increased $25.5 million, or 77.9%, for the three months ended September 30, 2017 compared to the same period in 2016, due to an increase of $13.4 million in marketing programs and partner payments, such as advertisements on search engines and social media, to support the growth of our business; an increase of $11.2 million in employee-related costs, including allocated facilities expense ($1.3 million of which related to stock-based compensation and related payroll taxes) and an increase of $0.8 million related to computer hardware and software year over year.

Sales and marketing expenses increased $68.3 million, or 75.7%, for the nine months ended September 30, 2017 compared to the same period in 2016, primarily due to an increase of $33.3 million in marketing programs and partner payments, such as advertisements on search engines and social media, and Shopify Unite. In addition to external marketing spending, employee-related costs, including allocated facilities expense, increased period over period by $32.0 million ($3.7 million of which related to stock-based compensation and related payroll taxes); there was a $2.1 million increase related to computer hardware and software and professional services increased by $1.0 million period over period.

Research and Development

	Three months ended September 30,		2017 vs. 2016	Nine months ended September 30,		2017 vs. 2016
	2017	2016	% Change	2017	2016	% Change
	(in thousands, except percentages)
Research and development	$36,350	$19,462	86.8%	$95,658	$49,864	91.8%
Percentage of total revenues	21.2%	19.5%		21.2%	19.3%

Research and development expenses increased $16.9 million, or 86.8%, for the three months ended September 30, 2017 compared to the same period in 2016, due to an increase of $14.7 million in employee-related costs ($5.0 million of which related to stock-based compensation and related payroll taxes), a $1.3 million increase in allocated facilities expenses and a $0.7 million increase in computer software and third-party licensing fees, all as a result of the growth in our employee base and expanded development programs.

Research and development expenses increased $45.8 million, or 91.8%, for the nine months ended September 30, 2017 compared to the same period in 2016, due to an increase of $39.5 million in employee-related costs ($14.1 million of which related to stock-based compensation and related payroll taxes), a $3.5 million increase in allocated facilities expenses, an increase in computer software and third-party licensing fees of $2.2 million and an increase of $0.5 million in consulting services, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended September 30,		2017 vs. 2016	Nine months ended September 30,		2017 vs. 2016
	2017	2016	% Change	2017	2016	% Change
	(in thousands, except percentages)
General and administrative	$18,039	$11,002	64.0%	$47,974	$29,158	64.5%
Percentage of total revenues	10.5%	11.0%		10.6%	11.3%

General and administrative expenses increased $7.0 million, or 64.0%, for the three months ended September 30, 2017 compared to the same period in 2016, due to an increase of $2.6 million in employee-related costs ($0.7 million of which related to stock-based compensation and related payroll taxes), a $2.6 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, a $1.3 million increase in finance related expenses and an increase of $0.3 million in allocated facilities expenses.

General and administrative expenses increased $18.8 million, or 64.5%, for the nine months ended September 30, 2017 compared to the same period in 2016, due to an increase of $8.8 million in employee-related costs ($2.7 million of which related to stock-based compensation and related payroll taxes), a $5.2 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, a $2.4 million increase in finance related expenses, a $1.2 million increase in allocated facilities expense, a $0.6 million increase in professional fees and a $0.4 increase in computer software and third-party licensing fees.

Other Income (Expenses)

	Three months ended September 30,		2017 vs. 2016	Nine months ended September 30,		2017 vs. 2016
	2017	2016	% Change	2017	2016	% Change
	(in thousands, except percentages)
Other income (expenses), net	$3,296	$369	*	$6,036	$1,372	*

*	Not a meaningful comparison

In the three months ended September 30, 2017 we had other income of $3.3 million, compared to other income of $0.4 million in the same period in 2016. The year-over-year increase was mainly driven by an increase in interest income of $2.3 million primarily as a result of our increased cash, cash equivalent and marketable securities balances. We also went from a loss on foreign exchange in 2016 to a gain in 2017 which resulted in an increase of $0.6 million.

In the nine months ended September 30, 2017 we had other income of $6.0 million, compared to other income of $1.4 million in the same period in 2016. The difference was driven by an increase in interest income of $4.0 million as a result of our increased cash, cash equivalent and marketable securities balances, and an increase in foreign exchange gains of $0.6 million.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended September 30, 2017. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015
	(in thousands, except per share data)
Revenues:
Subscription solutions	$82,435	$71,598	$62,080	$56,387	$49,839	$43,674	$38,706	$34,608
Merchant solutions	89,021	80,057	65,299	73,996	49,739	42,973	34,016	35,565
	171,456	151,655	127,379	130,383	99,578	86,647	72,722	70,173
Cost of revenues:(1)
Subscription solutions	$15,458	$13,688	$12,254	$11,593	10,555	9,098	8,232	7,662
Merchant solutions	55,971	51,127	42,884	50,655	35,271	30,026	24,405	26,044
	71,429	64,815	55,138	62,248	45,826	39,124	32,637	33,706
Gross profit	100,027	86,840	72,241	68,135	53,752	47,523	40,085	36,467
Operating expenses:
Sales and marketing(1)	58,314	54,872	45,334	39,016	32,777	29,413	28,008	22,527
Research and development(1)	36,350	32,714	26,594	24,472	19,462	16,732	13,670	13,541
General and administrative(1)	18,039	15,161	14,774	13,952	11,002	10,037	8,119	6,918
Total operating expenses	112,703	102,747	86,702	77,440	63,241	56,182	49,797	42,986
Loss from operations	(12,676)	(15,907)	(14,461)	(9,305)	(9,489)	(8,659)	(9,712)	(6,519)
Other income	3,296	1,877	863	438	369	220	783	212
Net loss	$(9,380)	$(14,030)	$(13,598)	$(8,867)	$(9,120)	$(8,439)	$(8,929)	$(6,307)
Basic and diluted net loss per share attributable to shareholders	$(0.09)	$(0.15)	$(0.15)	$(0.10)	$(0.11)	$(0.10)	$(0.11)	$(0.08)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015
	(in thousands)
Cost of revenues	$355	$307	$249	$216	$234	$152	$115	$147
Sales and marketing	2,729	2,305	1,660	1,424	1,390	1,025	605	670
Research and development	9,324	8,075	6,318	5,462	4,358	3,255	2,291	3,520
General and administrative	1,981	2,282	1,920	1,396	1,301	1,016	781	872
	$14,389	$12,969	$10,147	$8,498	$7,283	$5,448	$3,792	$5,209

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended September 30, 2017.

	Three months ended
	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015
Revenues
Subscription solutions	48.1%	47.2%	48.7%	43.2%	50.1%	50.4%	53.2%	49.3%
Merchant solutions	51.9%	52.8%	51.3%	56.8%	49.9%	49.6%	46.8%	50.7%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	9.0%	9.0%	9.6%	8.9%	10.5%	10.5%	11.3%	10.9%
Merchant solutions	32.6%	33.7%	33.7%	38.9%	35.4%	34.7%	33.6%	37.1%
	41.6%	42.7%	43.3%	47.7%	45.9%	45.2%	44.9%	48.0%
Gross profit	58.3%	57.3%	56.7%	52.3%	54.0%	54.8%	55.1%	52.0%
Operating expenses:
Sales and marketing	34.0%	36.2%	35.6%	29.9%	32.9%	33.9%	38.5%	32.1%
Research and development	21.2%	21.6%	20.9%	18.8%	19.5%	19.3%	18.8%	19.3%
General and administrative	10.5%	10.0%	11.6%	10.7%	11.0%	11.6%	11.2%	9.9%
	65.7%	67.8%	68.1%	59.4%	63.5%	64.8%	68.5%	61.3%
Loss from operations	(7.4)%	(10.5)%	(11.4)%	(7.1)%	(9.5)%	(10.0)%	(13.4)%	(9.3)%
Other income	1.9%	1.2%	0.7%	0.3%	0.4%	0.3%	1.1%	0.3%
Net loss	(5.5)%	(9.3)%	(10.7)%	(6.8)%	(9.2)%	(9.7)%	(12.3)%	(9.0)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue has generally increased sequentially for each of the past eight quarters, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions, which has masked the impacts of seasonality.

Our gross margin percentage has fluctuated over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has continually shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume. We expect this overall trend to continue over time.

In all three quarters in fiscal 2017, we saw an increase to overall margins due to improvements to the underlying margins for both revenue streams.

Quarterly Operating Expenses Trends

Total operating expenses has increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	September 30, 2017	December 31, 2016
	(in thousands)
Cash, cash equivalents and marketable securities	$926,559	$392,414
Total assets	1,101,408	490,558
Total liabilities	113,486	80,082
Total non-current liabilities	18,076	13,550

Total assets increased $610.9 million as at September 30, 2017 compared to December 31, 2016, principally due to our public offering, which closed in the three months ended June 30, 2017. The offering raised, net of commissions and offering expenses, $560.1 million of cash, which has been subsequently used to purchase marketable securities. Total liabilities increased by $33.4 million, principally as a result of an increase in accounts payable and accrued liabilities of $20.1 million, which was due to an increase in payroll liabilities, payment processing costs, marketing costs, and third-party partner commissions. The growth in sales of our subscription solutions offering also resulted in an increase of deferred revenue of $8.9 million.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $1 billion, net of issuance costs, from investors.

In August 2016, we filed a short-form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and the registration statement allow us to offer and issue the following securities: Class A subordinate voting shares; preferred shares; debt securities; warrants; subscription receipts; and units. The securities may be issued separately or together and the aggregate amount of the securities that may be sold by us during the 25-month period that the prospectus remains effective was initially $500 million. In May 2017, we filed an amendment to our short-form base shelf prospectus increasing the amount of securities that may be issued to a total of $2.5 billion.

In August 2016, we completed a public offering of Class A subordinate voting shares for an aggregate amount of $329.9 million, which consisted of a treasury offering by us and a secondary offering by certain of our shareholders. The Company received net proceeds of $224.4 million from the public offering.

In May 2017, the Company completed a public offering, in which it issued and sold 5,500,000 Class A subordinate voting shares at a public offering price of $91.00 per share. Subsequently, in June 2017, the Company issued and sold 825,000 Class A subordinate voting shares at the same price as a result of the underwriters' exercise of their over-allotment option. The Company received total net proceeds of $560.1 million after deducting underwriting discounts and commissions of $14.4 million and other offering expenses of $1.1 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at September 30, 2017 was $948.2 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $534.1 million to $926.6 million as at September 30, 2017 from $392.4 million as at December 31, 2016, primarily as a result of our Q2 2017 public offering.
Cash equivalents and marketable securities include money market funds, term deposits, U.S. federal bonds, corporate bonds, and commercial paper, all maturing within the 12 months from September 30, 2017.

The following table summarizes our total cash, cash equivalents and marketable securities as at September 30, 2017 and 2016 as well as our operating, investing and financing activities for the nine months ended September 30, 2017, and 2016:

	Nine Months Ended September 30,
	2017	2016
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$926,559	$400,287
Net cash provided by (used in):
Operating activities	$(11,094)	$7,302
Investing activities	(525,551)	(158,826)
Financing activities	570,557	227,653
Effect of foreign exchange on cash and cash equivalents	1,924	1,161
Net increase in cash and cash equivalents	35,836	77,290
Change in marketable securities	498,309	132,824
Net increase in cash, cash equivalents and marketable securities	$534,145	$210,114

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for employee-related expenditures, marketing programs, third-party payment processing fees, network costs, and leased facilities.

Net cash flows from operating activities for the nine months ended September 30, 2017, as compared to the same period of 2016, decreased by $18.4 million. The decrease was primarily as a result of the $38.4 million increase in net merchant cash advances outstanding as a result of the growth of our Shopify Capital product. This decrease was offset by the change in our net loss, which, when adjusted for non-cash charges of $15.6 million of amortization and depreciation, $34.2 million of stock-based compensation expense, and an increase of our provision for uncollectible merchant cash advances of $2.5 million, had a favorable impact of $15.3 million. The changes in other operating assets and liabilities, excluding the increase in merchant cash advances receivables, resulted in a net source of cash of $16.0 million. The change in the nine months ended September 30, 2017 was primarily attributable to: an increase of $15.2 million in accounts payable and accrued liabilities due to an increase in payroll liabilities, payment processing costs, marketing costs and third-party partner commissions; and a $8.9 million increase in deferred revenue due to the growth in sales of our subscription solutions. This was offset by an increase in trade and other receivables of $8.7 million, primarily related to unbilled receivables, and an increase of $2.2 million in other current assets driven primarily by an increase in prepaid expenses and deposits.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of marketable securities, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, software development costs eligible for capitalization, and business acquisitions.
Net cash used in investing activities in the nine months ended September 30, 2017 was $525.6 million, which was driven by net purchases of $497.7 million in marketable securities, and $9.3 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements to support our expanding merchant base and equipment to support our growing workforce. During the nine months ended September 30, 2017, we also acquired Oberlo UAB for $15.7 million cash, net of cash acquired. Oberlo is a company that facilitates product sourcing and drop-shipping.

Net cash used in investing activities in the nine months ended September 30, 2016 was $158.8 million, reflecting net purchases of $133.6 million in marketable securities. Cash used in investing activities also included $15.3 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce, and $8.0 million related to the acquisition of Kit CRM.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, our initial public offering, follow-on public offerings, and exercises of stock options.

Net cash provided by financing activities in the nine months ended September 30, 2017 was $570.6 million driven mainly by the $560.1 million raised by our Q2 2017 public offering, and $10.5 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $227.7 million for the same period in 2016, which was primarily proceeds from a public offering where we issued Class A subordinate voting shares and received net proceeds of $224.4 million.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of September 30, 2017:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating lease obligations(1)	3,109	38,414	56,953	271,270	369,746
Total contractual obligations	$3,109	$38,414	$56,953	$271,270	$369,746

(1) Consists of payment obligations under our office leases in Canada, the United States of America, Berlin and Lithuania

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in Canadian Dollars ("CAD"). As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

The following table summarizes the effects on our revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of our hedging activities and without factoring in any potential changes in demand for our solutions as a result of changes in the CAD to USD exchange rates.

	Three Months Ended September 30, 2017			Nine Months Ended September 30, 2017
	GAAP Amounts As Reported	Exchange Rate Effect (2)	At 10% Stronger CAD Rate (3)	GAAP Amounts As Reported	Exchange Rate Effect (2)	At 10% Stronger CAD Rate (3)
	(in thousands)
Revenues	$171,456	$96	$171,552	$450,490	$323	$450,813
Cost of revenues	(71,429)	(527)	(71,956)	(191,382)	(1,436)	(192,818)
Operating expenses	(112,703)	(5,057)	(117,760)	(302,152)	(13,570)	(315,722)
Loss from operations	$(12,676)	$(5,488)	$(18,164)	$(43,044)	$(14,683)	$(57,727)

(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were.

Non-GAAP Financial Measure

Converting our revenues, cost of revenues, operating expenses, and loss from operations using the comparative period's monthly average exchange rates would have the following effects:

	Nine months ended September 30,
	2017			2016
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Monthly Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$450,490	$(12)	$450,478	$258,947
Cost of revenues	(191,382)	263	(191,119)	(117,587)
Operating expenses	(302,152)	1,862	(300,290)	(169,220)
Loss from operations	$(43,044)	$2,113	$(40,931)	$(27,860)

(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's monthly average CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted had the CAD-USD rates in the reported period been the same as those in effect in the comparable months in 2016 for operating results.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clearer comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $926.6 million as of September 30, 2017. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances receivable. Trade and other receivables and merchant cash advances receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

The Company's CEO and CFO certified the Company's annual report on Form 40-F for the year ended December 31, 2016, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company relied on the statutory exemption contained in section 8.1 of National Instrument 52-109 Certification of

Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

As of September 30, 2017, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures. In accordance with the Canadian Securities Administrators National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Company has filed interim certificates signed by the CEO and the CFO that, among other things, report on the appropriateness of the financial disclosure, the design of disclosure controls and procedures, and the design of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the period covered by this quarterly report, there were no changes in the Company’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis.

There have been no significant changes in our critical accounting policies and estimates during the nine months ended September 30, 2017 as compared to the critical accounting policies and estimates described in our most recent annual consolidated financial statements.

Recently Issued Accounting Pronouncements not yet Adopted

See “Recent Accounting Pronouncements Not Yet Adopted” described in Note 3 of the Notes to the Condensed Consolidated Financial Statements.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of October 26, 2017 there were 86,217,867 Class A subordinate voting shares issued and outstanding, and 13,080,403 Class B multiple voting shares issued and outstanding.

As of October 26, 2017 there were 4,637,191 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 3,926,768 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of October 26, 2017 there were 3,112,093 options outstanding under the Company’s Stock Option Plan, of which 560,273 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of October 26, 2017 there were 2,532,444 RSUs outstanding under the Company’s Long Term Incentive Plan. Each such RSU will vest as one Class A subordinate voting share.